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                              August 12, 2021

       Devdatt Kurdikar
       President and Chief Executive Officer
       Berra Newco, Inc.
       1 Becton Drive
       Franklin Lakes, NJ 07417

                                                        Re: Berra Newco, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted July 15,
2021
                                                            CIK No. 0001872789

       Dear Mr. Kurdikar:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B

       Industry Information, page ii

   1. Your statement that you have not independently verified data from industry analyses and cannot guarantee their
accuracy or completeness may imply an inappropriate disclaimer of responsibility with
respect to third-party information included in your registration statement. Please
either delete this statement or specifically state that you are liable for such information.
       Our Company, page 8

   2. Please revise to disclose the status of the development of your insulin patch pump. Please also discuss the
regulatory approval process for the insulin pump patch in the Regulatory
 Devdatt Kurdikar
FirstName LastNameDevdatt Kurdikar
Berra Newco, Inc.
Comapany
August 12, NameBerra
           2021       Newco, Inc.
August
Page 2 12, 2021 Page 2
FirstName LastName
         Matters section on page 71.
Summary Historical and Unaudited Pro Forma Financial Information
Combined Statement of Income, page 17

3. Please revise to provide the pro forma earnings per share information within your Pro
         Forma Year Ended September 30, 2021 column when available.
Newco's amended and restated certificate of incorporation will designate the state courts within the State of Delaware, page 37

4. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Intellectual Property, page 70

5. With respect to your material patents, please disclose how many patents or patent applications relate to the specific products, product groups and technologies discussed in this section, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.
6. We note your disclosure here that you "access technologies through a combination of license and supply arrangements." With respect to each material license agreement and supply arrangement, where appropriate, please revise to disclose the nature and scope of intellectual property transferred if the agreement involves a license,
each parties    rights
         and obligations, the duration of the agreement, the royalty term, the termination provisions, and the following payment provisions:

             Up-front or execution payments received or paid;
             Aggregate amounts paid or received to date under the agreement; Aggregate future potential milestone payments to be paid or received;
             Royalty rates or a royalty range;
             Profit or revenue-sharing provisions; and
             Minimum purchase requirements if the agreement involves manufacturing.

         Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 77

7. To the extent possible, revise your results of operations to separately disclose the estimated impact of each of the factors you cited for the changes in your revenues and expenses.
 Devdatt Kurdikar
Berra Newco, Inc.
August 12, 2021
Page 3
Description of Newco Capital Stock, page 106

8. We note that you refer shareholders to, in part, the applicable provisions of Delaware law.
      It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly. Index to Combined Financial Statements, page F-1

9. Revise Note 1 to disclose the date Berra Newco, Inc. was incorporated. If true, revise Note
      1 to confirm that Berra Newco, Inc. has no assets, liabilities, operations, or commitments and contingencies during the periods presented here and until the date of the transfer of the diabetes care business to Berra Newco, Inc. Otherwise, please revise to include the audited financial statements of Berra Newco, Inc.
2. Summary of Significant Accounting Policies
Inventories, page F-9

10. Your disclosure states that inventory is stated at the lower of approximate cost determined on the first-in, first-out basis or market. Please revise to clarify, if true, that your inventory is measured at the lower of cost or net realizable value consistent with ASC 330-10-35-
      1B.
Notes to Combined Financial Statements
7. Revenues, page F-14

11. Revise to separately quantify your rebates, sales discounts, and sales returns. To the extent you believe such deductions are not material for disclosure, provide us with amounts for the periods presented as part of your response. To the extent you experience significant out of period adjustments to any of these deductions, revise to provide a rollforward which separately quantifies such adjustments.

       You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                               Sincerely,
FirstName LastNameDevdatt Kurdikar
                                                               Division of
Corporation Finance
Comapany NameBerra Newco, Inc.
                                                               Office of Life
Sciences
August 12, 2021 Page 3
cc:       David Lam, Esq.
FirstName LastName